June 17, 2010	QMM: NYSE Amex
QTA: TSX Venture
NR-11-10

QUATERRA SIGNS OPTION AGREEMENT WITH GRANDE PORTAGE RESOURCES FOR HERBERT GLACIER HIGH-GRADE GOLD PROJECT IN ALASKA

4,000-foot summer drilling program planned

VANCOUVER, B.C. – Quaterra Resources Inc. today announced that it has signed an option agreement with Grande Portage Resources Ltd. whereby Grande Portage may earn up to a 65% interest in the Herbert Glacier gold property located 20 miles north of Juneau, Alaska, by spending US$1.25 million in two stages.

Grand Portage may earn a 51% interest in the property by spending US$750,000 on or before June 15, 2011, and has the option to earn an additional 14% interest by spending US$500,000 on or before June 15, 2012.

If Grande Portage earns an interest, the two parties will form a joint venture for the further exploration and development of the project, with each party bearing its proportionate share of costs. If the interest of either party falls to 10% or less, it will revert to a 1% net smelter return royalty, which may be acquired by the other party at any time for US$1 million.

The Herbert Glacier property lies within the 100-mile long Juneau gold belt, which has produced nearly seven million ounces of gold through a total depth range of thousands of feet. Trace elements typical of the gold belt and the mesothermal aspect of the ribbon quartz veins suggest that the veins of the Herbert Glacier property could be persistent both along strike and at depth. Much of the area now known to be mineralized was covered by glacial ice and was only recently exposed as the ice receded.

The property hosts six main composite vein-fault structures that contain ribbon quartz-sulfide veins. The structures strike east-west and dip steeply, mostly to the north. Only one of the six known vein systems was drilled in 1986 and 1988. Sampling in 2007 by Quaterra showed that all six structures locally have high-grade gold-quartz mineralization and represent good drill targets. Grande Portage will begin work this summer, with a 4,000-foot core drilling program planned.

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base metal, precious metal or uranium deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995.  These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof.  The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website [or press release], such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which can be requested from us, and is available on our website at www.quaterra.com and at www.sec.gov/edgar.shtml.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider or the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.